                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G*

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. 3)

                            York Research Corporation
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    987048105
                                    ---------
                                 (CUSIP Number)

                                January 14, 2002
                             ----------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                     -----------------------
CUSIP No.  987048105                  13G                Page   2  of  11  Pages
           ---------                                           ---    ----
--------------------                                     -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Peter Faulkner
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             841,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            841,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           841,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                     -----------------------
CUSIP No.  987048105                  13G                Page  3   of  11  Pages
           ---------                                          ---     ----
--------------------                                     -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Rumpere Capital Trading Partners, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             807,100
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            807,100
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           807,100
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.96%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                     -----------------------
CUSIP No.  987048105                  13G                Page  4  of  11  Pages
           ---------                                          ---    ----
--------------------                                     -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Peter Faulkner UGMA Clifford Dantes
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,500
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,500
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.01%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                     -----------------------
CUSIP No.  987048105                  13G                Page  5  of  11  Pages
           ---------                                          ---    ----
--------------------                                     -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ashley Thacher
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,400
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,400
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,400
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.03%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 3 on Schedule 13G (this "Amendment No. 3") amends, supplements and restates the Amendment No. 2 to Schedule 13G which was filed on January 10, 2002 with respect to the Common Stock (as defined in Item 2(d) below) of York Research Corporation ("Amendment No. 2"). This Amendment No. 3 is being filed to report, among other things, that the Reporting Persons (as defined in Item 2(a) below) are no longer affiliated entities with certain other persons who reported in Amendment No. 2 and that the Reporting Persons do not share beneficial ownership with such persons with respect to the Common Stock (as set forth in Item 5 below).

Item 1(a):          Name of Issuer:
---------           --------------

     The name of the issuer is York Research Corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive office is located at 280 Park Ave., Suite 2700 West, New York, New York 10017.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This statement is filed by:

     (i) Peter Faulkner, a US citizen ("Mr. Faulkner"), with respect to shares of Common Stock both directly and indirectly beneficially owned by him;

     (ii) Rumpere Capital Trading Partners, Ltd., a British Virgin Islands corporation ("Rumpere"), with respect to shares of Common Stock directly owned by it;

     (iii) Peter Faulkner UGMA Clifford Dantes, a US Citizen ("UGMA Clifford Dantes"), with respect to shares of Common Stock held by Peter Faulkner as custodian for UGMA Clifford Dantes; and

     (iv) Ashley Thacher, a US citizen ("Ms. Thacher"), with respect to shares of Common Stock directly owned by her.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None,
---------           --------------------------------------------------
                    Residence:
                    ---------

     The address of the principal business office of Mr. Faulkner, Rumpere, Peter Faulkner UGMA Clifford Dantes and Ms. Thacher is 1330 Avenue of the Americas, 34th Floor, New York, NY 10019.

Item 2(c):          Citizenship:
---------           -----------

     Mr. Faulkner, Peter Faulkner UGMA Clifford Dantes and Ms. Thacher are citizens of the United States of America. Rumpere is organized under the laws of the British Virgin Islands.

Item 2(d):          Title of Class of Securities:
----------          ----------------------------

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------

     987048105

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

     (a)  [ ] Broker or dealer registered under Section 15 of the Act,
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

     Mr. Faulkner possesses voting and dispositive control over shares of Common Stock held by Rumpere through PMF Partners, L.L.C., a New York limited liability company ("PMF Partners"), the investment advisor to Rumpere. Mr. Faulkner is managing member and sole owner of PMF Partners. Ms. Thacher works directly for Mr. Faulkner. Ms. Thacher, Mr. Faulkner and Peter Faulkner UGMA Clifford Dantes intend to vote or dispose of their own personal or direct holdings of shares of Common Stock in the same manner in which such shares are voted or disposed of by Rumpere.

     A.   Peter Faulkner
          --------------
          (a) Amount beneficially owned: 841,000
          (b) Percent of class: 5.2%. The percentages used herein and in the rest of this statement are calculated based upon the 16,266,697 shares of Common Stock issued and outstanding as of August 31, 2001, as reflected in the Company's Form 10-Q for the period ending August 31, 2001.
          (c) Number of shares as to which such person has:
                (i)    Sole power to vote or direct the vote: 0
                (ii)   Shared power to vote or direct the vote: 841,000
                (iii)  Sole power to dispose or direct the disposition: 0
                (iv)   Shared power to dispose or direct the disposition:
                       841,000

     B.   Rumpere Capital Trading Partners Limited
          ----------------------------------------
          (a) Amount beneficially owned: 807,100
          (b) Percent of class: 4.96%
          (c) Number of shares as to which such person has:
                (i)    Sole power to vote or direct the vote: -0-
                (ii)   Shared power to vote or direct the vote: 807,100
                (iii)  Sole power to dispose or direct the disposition:  -0-
                (iv)   Shared power to dispose or direct the disposition:
                       807,100

     C.   Peter Faulkner UGMA Clifford Dantes
          -----------------------------------
          (a)   Amount beneficially owned: 1,500
          (b)   Percent of class: 0.01%
          (c)   Number of shares as to which such person has:
                (i)    Sole power to vote or direct the vote: -0-
                (ii)   Shared power to vote or direct the vote: 1,500
                (iii)  Sole power to dispose or direct the disposition: -0-
                (iv)   Shared power to dispose or direct the disposition: 1,500

     D.   Ashley Thacher
          --------------
          (a)   Amount beneficially owned: 4,400
          (b)   Percent of class: 0.03%
          (c)   Number of shares as to which such person has:
                (i)    Sole power to vote or direct the vote: -0-
                (ii)   Shared power to vote or direct the vote: 4,400

                (iii)  Sole power to dispose or direct the disposition: -0-
                (iv)   Shared power to dispose or direct the disposition: 4,400

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     Aggressive Conservative Investment Fund, L.P. and Michael Winer (collectively, the "ACIF Persons") reported in Amendment No. 2, but are no longer affiliated with the Reporting Persons. As such, the ACIF Persons may no longer be deemed to beneficially own in excess of five percent of the outstanding Common Stock as a result of such an affiliation. To the extent that
(i) the ACIF Persons and (ii) the Reporting Persons may have been deemed to have formed a group in previously filed statements on Schedule 13G with respect to the Common Stock, such group has been dissolved.

Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------

     Not applicable

Item 7:             Identification and Classification of the Subsidiary Which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
-------             ----------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable, except as set forth in Item 5 above.

Item 10:            Certification:
-------             -------------

     Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2002


/s/ Peter M. Faulkner                    RUMPERE CAPITAL TRADING PARTNERS, LTD.
------------------------------------
Peter Faulkner
                                         By: /s/ Peter M. Faulkner
                                            ------------------------------------
                                            Name:  Peter M. Faulkner
                                            Title: Portfolio Manager

/s/ Ashley Thacher                       PETER FAULKNER UGMA CLIFFORD DANTES
------------------------------------
Ashley Thacher
                                         By: /s/ Peter M. Faulkner
                                            ------------------------------------
                                            Name:  Peter M. Faulkner
                                            Title: Custodian

                                  Exhibit Index
                                  -------------


EXHIBIT 1: Joint Acquisition Agreement, by and among Peter Faulkner, Rumpere Capital Trading Partners, Ltd., Peter Faulkner UGMA Clifford Dantes and Ashley Thacher dated January 31, 2002.